Exhibit 99.7

Address to the 2015 Annual General Meeting

Michael Hammes, Chairman, James Hardie Industries plc

Hello and welcome to James Hardie Industries plc’s 2015 Annual General Meeting (AGM), our sixth AGM to be held in Dublin. I am pleased to have you join us.

James Hardie delivered strong results in fiscal year 2015 under the leadership of the management team and through the commitment of all employees. With our focus on growing market demand, continued commitment to expanding our manufacturing capacity and overall enhancement of our organisational capabilities, we believe we are well positioned to take advantage of the expected strengthening of the US housing market and to continue to deliver growth and superior returns over the long-term.

In the US the higher sales volumes were driven by market share gains and the continued modest recovery in the underlying US housing market. The business also benefitted from a higher average sales price, a vigilant focus on costs and improved performance in our plants.

Our Asia Pacific businesses once again contributed solid results. In Australia, net sales improved, in line with the growth in the detached housing market and the positive momentum in the repair and remodel market.

Our New Zealand business delivered improved results supported by a strong local housing market, particularly in Auckland and Christchurch. However, the rate of growth slowed in comparison to the prior fiscal year. Our Philippines business continued to grow, driven by increased penetration into the growing residential high rise market and the strengthening commercial market.

I would now like to address the issue of capital management. Our strong operating performance and confidence in the operating environments enabled the Board to declare a first half ordinary dividend of US8.0 cents and a second half ordinary dividend of US27.0 cents, as well as, a special dividend of US22.0 cents per security in May 2015. The ordinary dividend reflects our commitment to provide shareholder returns within the ordinary dividend payout ratio of 50 to 70% of net operating profit, excluding asbestos adjustments.

We continue to invest in additional manufacturing capacity across our US and Asia Pacific networks, including capacity expansion projects at our Plant City, Cleburne and Carole Park locations. During fiscal year 2015 we spent US$173.1 million on these capacity expansion projects. We have also spent a combined US$65.8 million on the strategic purchases of our previously leased Rosehill site in New South Wales, and a parcel of land near our Tacoma plant in Washington, securing our manufacturing footprints in both locations for the long term.

Additionally on 1 July 2015, James Hardie contributed US$62.8 million (A$81.1million) to the Asbestos Injuries Compensation Fund (AICF). This amount represents 35% of our free cash flow for fiscal year 2015 which we are obliged to contribute as part of our commitment under the Amended and Restated Final Funding Agreement.

Including this contribution James Hardie has provided over A$1.1 billion towards asbestos compensation since 2001.

On 27 February 2015, the AICF confirmed that the NSW government had agreed to amend the terms of the Loan Facility provided to AICF Limited by the NSW Government. As a consequence of the amendments, it is expected that the AICF will continue to pay claims in full, as they fall due. James Hardie acknowledges the efforts of the parties in reaching an outcome to this matter which we consider addresses the interests of all stakeholders.

Now turning our attention to board appointments and renewal. I would like to take this opportunity to welcome Andrea Gisle Joosen. We announced the appointment of Andrea to our Board in March 2015 and she stands for election at this AGM. Andrea is a member of the Audit Committee and is an experienced former executive with extensive experience in marketing, brand management and business development across a range of different consumer businesses.

Brian Anderson will be standing for re-election at today’s meeting. Brian was initially appointed as an independent non-executive director in December 2006 and is Chairman of the Audit Committee and a member of the Remuneration Committee. Brian has extensive financial and business experience at both executive and board levels.

Alison Littley will be standing for re-election at today’s meeting. Alison was initially appointed as an independent non-executive director in February 2012 and is a member the Audit Committee and the Remuneration Committee. Alison has substantial experience in multinational manufacturing and supply chain operations, and she brings a strong international leadership background building effective management teams and third party relationships.

James Osborne will be standing for re-election at today’s meeting. James was initially appointed as an independent non-executive director in March 2009 and is a member the Nominating and Governance Committee. James is an experienced company director with a strong legal background and a considerable knowledge of international business operations in North America and Europe.

In conclusion, under the leadership of the management team, the company has delivered strong operating earnings during fiscal year 2015, allowing us to achieve our highest ever revenue result. We remain well positioned to take advantage of the anticipated improvement in our key product segments and markets.

END

Forward-Looking Statements

This Chairman’s Address contains forward-looking statements. James Hardie Industries plc (the “company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the company’s future performance;

•	projections of the company’s results of operations or financial condition;

•	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

•	expectations concerning the costs associated with the significant capital expenditure projects at any of the company’s plants and future plans with respect to any such projects;

•	expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•

expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;

•

statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

•

statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 21 May 2015, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from the Netherlands to Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.